



STATES
IANGE COMMISSION
_ ..., D.C. 20549

03013464

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/02___ AND ENDING___12/31/02___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mogavero, Lee & Co., Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

25 Broad Street

(No. and Street)

New York   New York   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Gettenberg   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	New York	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Doreen Mogavero_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Mogavero, Lee & Co., Inc._____ , as of _____December 31_____ , 20_02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mogavero, Lee & Co., Inc.

25 Broad Street, NY, NY 10004

* * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* * * * * * * * * * * * * * * * * *

MOGAVERO, LEE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	72,701
Securities owned, at market		234,108
Receivable from broker, dealer and clearing organization		257,621
Commissions receivable		80,724
New York Stock Exchange membership, contributed for the use of the Company, at market value		2,000,000
Prepaid income taxes		19,147
Property and equipment, net of accumulated depreciation of $10,174		22,363
Other assets		95,333
	$	2,781,997

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and other payables	$	131,184
Commissions payable		49,576
Advances from stockholders		75,842
		256,602
Subordinated liabilities:		
Subordinated loans		100,000
New York Stock Exchange membership, contributed for the use of the Company, at market value		2,000,000
		2,100,000
Stockholders' equity:		
Common stock, no par value; 200 shares authorized, 13.158 shares issued and outstanding		46,500
Additional paid-in capital		111,500
Retained earnings		311,395
		469,395
Notes receivable, stockholders'		(44,000)
		425,395
	$	2,781,997

The accompanying notes are an integral part of this financial statement.

MOGAVERO, LEE & CO., INC.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION AND NATURE OF BUSINESS:

Mogavero, Lee & Co., Inc.. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Securities Transactions:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Cash Equivalents:

The Company considers all money market accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

New York Stock Exchange Membership:

The Exchange membership, contributed for the use of the Company under a use and proceeds agreement, is valued at market value, using the last consummated sale price at December 31, 2002. A corresponding liability, which is subordinated, to the contributing stockholder-member has been established.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets. The useful lives of the assets range from 3 to 5 years.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at a reduced rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

3. SECURITIES OWNED, AT MARKET:

Securities owned, at market, consist of a short term income fund.

4. RECEIVABLE FROM BROKER, DEALER AND CLEARING ORGANIZATION:

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

5. SUBORDINATED BORROWINGS:

The borrowings under subordination agreements with stockholders at December 31, 2002 are as follows:

Cash subordination agreements:

Maturity Date	Rate	Principal
May 30, 2003	8%	$ 80,000
May 30, 2003	8%	$ 20,000

The borrowings are all subject to automatic rollover provisions.

Additionally, the Company pays interest on capital contributed in the form of an Exchange membership for use of the Company (Note 2).

The cash subordinated borrowings are available in computing net capital under the Securities and Exchange Commission uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. NOTE RECEIVABLE, STOCKHOLDER:

The Company issued 3.158 shares of its no par value common stock for $44,000 as follows:

Origination Date	Number of Shares	Principal
January 1, 1995	2.500	$ 19,000
April 25, 2002	.658	25,000
	3.158	$ 44,000

The note in the amount of $19,000 is non-interest bearing and due on demand. The note in the amount of $25,000 is non-interest bearing with principal repayments of $5,000 due annually commencing May 1, 2003.

7. COMMISSION SHARING:

The Company has a commission sharing agreement with another broker-dealer whereby 80% of commissions attributable to this arrangement are allocated to that broker-dealer for transactions directly generated by that broker-dealer's introduction. This commission sharing agreement will be fully disclosed to all customers affected by this agreement.

8. LEASES:

The Company leases five seats on the New York Stock Exchange. The lease payments are as follows:

Expiration Date	Annual Lease Payments
April 27, 2003	$ 330,000
September 5, 2003	325,000
May 10, 2003	340,000
December 19, 2003	325,000
December 28, 2003	324,000

Additionally, the Company leases office space under an operating lease expiring on December 31, 2004. Future annual minimum lease payments are $73,140.

9. CLEARANCE AGREEMENT:

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $100,000. This deposit is included in receivable from broker, dealer and clearing organization and securities owned, at market.

10. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital, as defined, of $376,843 which was $285,247 in excess of its required net capital of $91,596. At December 31, 2002, the Company had aggregate indebtedness of $1,373,935. The ratio of aggregate indebtedness to net capital was 3.6 to 1.

11. OFF-BALANCE-SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill their contractual obligations.

The Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2002, this credit risk amounts to $12,875.

12. 401(k) PLAN:

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

* * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mogavero, Lee & Co., Inc.

We have audited the accompanying statement of financial condition of Mogavero, Lee & Co., Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mogavero, Lee & Co., Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 12, 2003